SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                 ImaginOn, Inc..
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                         (Title of Class of Securities)


                                   45246K 10 4
                                 (CUSIP Number)


  Leonard W. Kain, 1390 Broadway, #B213, Placerville, CA 95667, (530) 672-5398
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                June 7 - 14, 2000
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. 9

Check the following box if a fee is being paid with the statement. 9 (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  45246K 10 4                 13D                   Page    of    Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     Leonard W. Kain
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


OO - stock of company merged into issuer
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


USA
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    2,297,300
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          -0-
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    2,297,300
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


2,297,300
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


5.15% based on 44,663,400 shares outstanding according to Issuer's 10QSB filed on 5/15/00

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


IN
________________________________________________________________________________
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 is to the Schedule 13D, filed by the reporting person, dated November 13, 2000, Schedule 13D, Amendment No. 1 dated November 13 , 2000, and Schedule 13D, Amendment No. 2, dated November 13 , 2000, and amends it to the extent set forth below:

Item 5. Interest in Securities of the Issuer

     (a) On June 14, 2000, after sales of 232,700 shares of the Common Stock of the issuer pursuant to Rule 144 during the period from June 7 through 14, 2000, the person filing this report was the beneficial owner of 2,297,300 shares of the Common Stock of the issuer, which represented 5.15% of the issuer's outstanding Common Stock, based on 44,663,400 shares outstanding according to issuer's Report on Form 10QSB filed on 5/15/00.

     (b) On June 14, 2000, after sales of 232,700 shares of the Common Stock of the issuer pursuant to Rule 144 during the period from June 7 through 14, 2000, the person filing this report had sole power to vote or direct the vote, and sole power to dispose or to direct the disposition, of 2,297,300 shares of the issuer's common stock.

     (c) During the period of June 7 through 14, 2000, the reporting person sold 232,700 shares of the Common Stock of the issuer pursuant to Rule 144.

All other items remain the same as the previous filing.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November    13,   2000                ___________________________________
                                            Leonard W. Kain

                                            Leonard W. Kain, Individual
                                            -----------------------------------
                                            Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)